March 31, 2020

Tom Wood
Chief Executive Officer
RemSleep Holdings Inc.
637 N. Orange Ave., Suite 609
Orlando, FL 32789

       Re: RemSleep Holdings Inc.
           Offering Statement on Form 1-A Post-qualification Amendment No. 1 Filed March 24, 2020
           Filed No. 024-11092

Dear Mr. Wood:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Erin Jaskot, Legal
Branch Chief at 202-551-3442 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services